Curaleaf to Report Third Quarter 2024 Financial and Operational Results
STAMFORD, October 7, 2024 -- Curaleaf Holdings, Inc. (TSX: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the third quarter ended September 30, 2024 after market close on November 6, 2024.
Management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET consisting of prepared remarks followed by a question-and-answer session related to the Company's operational and financial highlights.

Event:	Curaleaf Third Quarter 2024 Financial Earnings Conference Call
Date:	Wednesday, November 6, 2024
Time:	5:00 p.m. ET
Live Call:	+1-844-512-2926 (U.S.), +1-416-639-5883 (Canada) or +1-412-317-6300 (International)
Passcode:	1873022
Webcast:	https://ir.curaleaf.com/events

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until November 13, 2024, and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 4809848
About Curaleaf Holdings

Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find, The Hemp Company and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account: https://x.com/Curaleaf_IR
Investor Relations Website: https://ir.curaleaf.com/
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Corporate Communications
media@curaleaf.com

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